Filed by Envista Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Danaher Corporation

Commission File No.: 001-08089

Danaher Deferred Compensation Plan Participants

November 15, 2019

Dear Envista employee,

You are receiving this email because you currently participate in one or more of Danaher’s deferred compensation plans (EDIP, DCP, ECP).

As you probably saw, today, Danaher announced that it is launching a split-off exchange offer – a transaction that allows Danaher shareholders the choice to exchange their Danaher common stock for Envista common stock. Following the split-off, Danaher expects that it will no longer have an ownership interest in Envista. We are excited by what the future holds for Envista as it begins its journey as a standalone company.

As a result of the split-off and Danaher’s distribution of the remainder of its Envista shares, we intend to transition your balances in the Danaher deferred compensation plans to the equivalent Envista plans. Note also that any Danaher stock fund balances will be mapped to an Envista stock fund such that, immediately following the split-off, the value of your Envista stock fund will equal the value of the Danaher stock fund you held immediately before the split-off. Any applicable vesting schedules will remain unchanged.

More information about this transition and the mapping of your balances under the EDIP and DCP/ECP are provided here and here, respectively.

ADDITIONAL INFORMATION

This communication is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. The offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Danaher, Envista, and related matters, and Danaher will deliver the Prospectus to holders of Danaher common stock. Investors and security holders are urged to read the Prospectus and any other relevant documents filed with the SEC, when they become available and before making any investment decision, because they contain important information about Danaher, Envista and the exchange offer. None of Danaher, Envista, or any of their respective directors or officers makes any recommendation as to whether investors should participate in the exchange offer.

Envista has filed with the SEC the Registration Statement, including the Prospectus forming a part thereof, and Danaher has filed with the SEC the Schedule TO, which contain important information about the exchange offer. Holders of Danaher common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO, other related documents, and any other information that Danaher and Envista file electronically with the SEC free of charge at the SEC’s website at www.sec.gov.